Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                      INVESCO VAN KAMPEN V.I. COMSTOCK FUND

A Special Meeting ("Meeting") of Shareholders of Van Kampen Life Investment Trust Comstock Portfolio was held on Tuesday, May 11, 2010. The Meeting was held for the following purpose:

(1)  Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                           Votes        Votes       Broker
Matter                                                      Votes For     Against      Abstain    Non-Votes
------                                                     -----------   ---------   ----------   ---------
(1)  Approve an Agreement and Plan of Reorganization ...   206,723,730   6,459,774   13,400,553       0